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                                                           Filed by Sybase, Inc.
                                                      Pursuant to Rule 425 under
                                                      the Securities Act of 1933
                                      Subject Company: New Era of Networks, Inc.
                                                   Commission File No. 000-22043

                                                    FOR PRESS INQUIRIES CONTACT:

                                                                      Paula Dunn
                                                                    Sybase, Inc.
                                                                    510/922-8750
                                                             415/577-4123 (cell)
                                                           paula.dunn@sybase.com

                                                                    Lesley Pearl
                                               The Weber Group, for Sybase, Inc.
                                                                    415/616-6145
                                                             415/596-6759 (cell)
                                                        lpearl@ca.webergroup.com

                                                FOR FINANCIAL INQUIRIES CONTACT:

                                                                   John Cummings
                                                       Sybase Investor Relations
                                                                  (510) 922-8797
                                                        john.cummings@sybase.com



       SYBASE ANNOUNCES SUBSEQUENT OFFERING PERIOD IN NEON EXCHANGE OFFER
               E-BUSINESS LEADER NOW HOLDS MAJORITY OF NEON STOCK


SYNOPSIS:

-       Sybase now holds the majority of NEON stock with 75.39 percent ownership

- Sybase will provide a subsequent offer period of ten business days in its NEON exchange offer

- Offer continues at 0.3878 of a share of Sybase common stock for each share of NEON common stock

- The combination of NEON, a leading application integration company, with Sybase, a leading innovator of e-Business solutions, fuels Sybase's e-Business infrastructure strategy

EMERYVILLE, CA - APRIL 12, 2001 - Sybase, Inc., (NASDAQ: SYBS) today announced that it, through a subsidiary, will provide a subsequent offering period of ten business days in its exchange offer of 0.3878 of a share of Sybase common stock for each outstanding share of New Era of Networks, Inc. (NASDAQ: NEON), the same consideration as in the initial offering period.

        The subsequent offering period begins Thursday, April 12, 2001 at 9:00 a.m. New York City time and expires at 12:00 midnight New York City time on Thursday, April 26, 2001. The subsequent offering period is intended to allow NEON stockholders


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additional time to tender their shares and to allow Sybase to complete its acquisition of at least 90 percent of the outstanding shares of NEON common stock. The offer initially expired at 12:00 midnight New York City time, on April 11, 2001.

        To date, 24,666,134 shares of NEON common stock have been tendered, representing approximately 66.84 percent of the outstanding shares of NEON common stock, giving Sybase majority stock ownership. Notices of Guaranteed Delivery have been submitted for another 3,158,486 shares, which if delivered, would account for a total of approximately 8.56 percent of the outstanding shares of NEON common stock.

        Following successful completion of the exchange offer, Sybase intends for NEON to become a wholly-owned subsidiary.

        The acquisition is intended to significantly advance Sybase's strategy to provide the most advanced, complete, integrated e-Business solutions for doing business on the Web. The acquisition of NEON is also expected to build on Sybase's strength as a global supplier of software solutions for all enterprises.

ABOUT SYBASE, INC.
Sybase provides enterprise-class software solutions that fuel e-business and enable access to information anytime, anyplace. With its industry-leading Enterprise Portal, mobile and wireless and vertical market solutions, Sybase is one of the largest global independent software companies in the world. For more information, visit the Sybase web site: www.sybase.com.

ABOUT NEW ERA OF NETWORKS, INC.
NEON enables e-Business with a suite of products designed to overcome the inherent "language barriers" of a company's various applications, systems, platforms, and protocols. By allowing these disparate operations to share information and "talk" with one another - as well as the Internet-businesses can automate end-to-end processes seamlessly, profiting from Internet speed and increased volume. For more information, visit the NEON web site:
www.neonsoft.com.

FORWARD LOOKING STATEMENT: The above news release contains forward-looking statements regarding the combination of Sybase and NEON, Sybase's strategy regarding the acquisition of NEON and the completion of the exchange offer. These statements involve risks and uncertainties. Actual results may not be realized, or may vary materially from results that may be discussed in these forward-looking statements. Factors that may affect actual results include the risks inherent in completing the acquisition of NEON on a timely basis, if at all, the successful integration of NEON into Sybase's business, the, timely development and market acceptance of the products and services of the combined companies, Sybase's ability to remain competitive in a highly competitive and rapidly changing marketplace, and the other risks detailed from time to time in each company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, Sybase's report on Form 10-K for the fiscal year ended December 31, 2000.


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ADDITIONAL INFORMATION: We urge investors and security holders to read the following documents, including any amendments that may be made to them, because they will contain important information about Sybase, NEON, the proposed acquisition and related matters:

- Sybase's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials.

- Sybase's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

-       NEON's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents have or will be filed with the U.S. Securities and Exchange Commission. In addition to these documents, Sybase and NEON file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Sybase and NEON at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Sybase's and NEON's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov. You may also obtain for free each of these documents (when available) from Sybase's information agent, Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, New Jersey 07072, toll-free at 866-241-2788.


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